UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 9, 2024

Keyarch Acquisition Corporation

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41243	98-1600074
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

275 Madison Avenue, 39th Floor

New York, NY 10016

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: 914-434-2030

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Units, each consisting of one Class A Ordinary Share, $0.0001 par value, one-half of one redeemable warrant and one right	KYCHU	The Nasdaq Stock Market LLC
Class A Ordinary Shares included as part of the units	KYCH	The Nasdaq Stock Market LLC
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	KYCHW	The Nasdaq Stock Market LLC
Rights to receive one-tenth of one Class A Ordinary Share included as part of the units	KYCHWR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Amendment to Business Combination Agreement

On February 9, 2024, Keyarch Acquisition Corporation, a Cayman Islands exempted company (“Keyarch”), Zooz Power Ltd., an Israeli company listed for trading on the Tel-Aviv Stock Exchange (“Zooz”), and Keyarch Global Sponsor Limited, a Cayman Islands exempted company (the “Sponsor”), in the capacity as the SPAC Representative, entered into that certain Amendment No. 1 to Business Combination Agreement (the “BCA Amendment”). The BCA Amendment amends certain provisions of that certain Business Combination Agreement, dated as of July 30, 2023 (as amended by the BCA Amendment and as may be further amended, restated and/or supplemented in accordance with its terms, the “Business Combination Agreement”), by and among Keyarch, Zooz, the Sponsor, in the capacity as the SPAC Representative, and Zooz Power Cayman, a Cayman Islands exempted company and a wholly owned subsidiary of Zooz. The transactions contemplated by the Business Combination are collectively referred to herein as the “Business Combination”.

Pursuant to the BCA Amendment, the “Outside Date” under the Business Combination Agreement, which is the date after which a party, in its discretion, can elect to terminate the Business Combination Agreement for any or no reason, has been extended from December 31, 2023 to April 1, 2024.

The Business Combination Agreement provides that, following the closing of the Business Combination (the “Closing”), up to an additional 4,000,000 ordinary shares of Zooz, par value NIS 0.00025 per share (“Zooz Ordinary Shares”), will be issuable to the Zooz shareholders who were Zooz shareholders as of immediately prior to the Closing at a record date to be determined by Zooz (“Pre-Closing Zooz Shareholders”) as earnout consideration, contingent on the achievement of certain earnout milestones based on the price of the Zooz Ordinary Shares or Zooz’s gross revenue during the five-year period following the Closing. The BCA Amendment revises certain triggers that govern when the earnout would be paid to Pre-Closing Zooz Shareholders. The second revenue milestone was changed to $10 million over two consecutive fiscal quarters (following achievement of one of the first milestones) and the third revenue milestone was changed to $15 million over two consecutive quarters (following achievement of one of the second milestones).

In addition, the BCA Amendment adds a provision to the Business Combination Agreement that allows Zooz to raise financing prior to the Closing, so long as such financing utilizes a valuation of Zooz at least equal to the $60,000,000 pre-money equity valuation of Zooz utilized in the Business Combination.

The BCA Amendment also clarifies that only Zooz’s vested, in-the-money options will be included the merger consideration calculation, on a net exercise basis (while Zooz’s unvested, in-the-money options will remain in effect but not affect the merger consideration calculation or number of shares issued to Zooz shareholders in connection with the Business Combination).

Other than as expressly modified pursuant to the BCA Amendment, the Business Combination Agreement, which was previously filed as Exhibit 2.1 to the Current Report on Form 8-K filed by Keyarch with the Securities and Exchange Commission (the “SEC”) on August 3, 2023, remains in full force and effect. The foregoing description of the BCA Amendment does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the BCA Amendment, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K and which is incorporated herein by reference.

Amendment to Sponsor Letter Agreement

On February 9, 2024, in connection with the execution of the BCA Amendment, Keyarch, the Sponsor and Zooz entered into an amendment (the “Sponsor Letter Amendment”) to that certain letter agreement, dated as of July 30, 2023 (the “Sponsor Letter Agreement”), previously entered into by those parties. The Sponsor Letter Amendment conforms certain provisions governing the release of certain of the Sponsor’s Zooz Ordinary Shares that will be placed in escrow as of the Closing to the revised earnout provisions in BCA Amendment, as described above.

Other than as expressly modified pursuant to the Sponsor Letter Amendment, the Sponsor Letter Agreement, which was previously filed as Exhibit 10.6 to the Current Report on Form 8-K filed by Keyarch with the Securities and the SEC on August 3, 2023, remains in full force and effect. The foregoing description of the Sponsor Letter Amendment does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Sponsor Letter Amendment, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and which is incorporated herein by reference.

PIPE Investment—Subscription Agreements

On February 9, 2024, Keyarch and Zooz entered into subscription agreements (collectively, the “Subscription Agreements”) with certain investors (the “Subscribers”) to purchase 1,300,000 of Keyarch’s Class A ordinary shares, par value $0.0001 per share (the “PIPE Shares”), at a price of $10.00 per share, for an aggregate purchase price of $13,000,000, in a private placement to be consummated simultaneously with the closing of the Business Combination (the “PIPE Investment”). The consummation of the transactions contemplated by the Subscription Agreements is conditioned on the substantially concurrent closing of the Business Combination and other customary closing conditions. In addition, pursuant to the Subscription Agreement, Zooz agreed to register the PIPE Shares and granted customary resale registration rights to the Subscribers.

The foregoing description of the Subscription Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the form of Subscription Agreement, a copy of which is filed as Exhibit 10.2 to this Current Report on Form 8-K and which is incorporated herein by reference.

Item 3.02. Unregistered Sales of Equity Securities.

The disclosure set forth above under the heading “PIPE Investment—Subscription Agreements” in Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 3.02. The PIPE Shares to be issued to the Subscribers will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Important Information and Where to Find It

Zooz intends to file with the SEC a Registration Statement on Form F-4, which will include a proxy statement of Keyarch that constitutes a prospectus for Zooz securities and a proxy statement for Keyarch’s shareholders (the “Registration Statement”). The Registration Statement has not been filed with or declared effective by the SEC. Promptly after the Registration Statement is declared effective by the SEC, Keyarch will mail the definitive proxy statement and a proxy card contained therein to its shareholders. Investors and securityholders of Keyarch and other interested persons are advised to read, when available, the Registration Statement, including preliminary proxy statement to be filed with the SEC, and amendments thereto, and the definitive proxy statement in connection with Keyarch’s solicitation of proxies for the extraordinary general meeting to be held to approve the Business Combination Agreement and the Business Combination (collectively, the “Transactions”) and other documents filed in connection with the proposed Transactions because these documents will contain important information about Zooz, Keyarch, the Business Combination Agreement and the Transactions. The definitive proxy statement will be mailed to shareholders of Keyarch as of a record date to be established in the future for voting on the Business Combination Agreement and the Transactions. The Registration Statement, including the definitive proxy statement, the preliminary proxy statement and other relevant materials in connection with the Transactions (when they become available), and any other documents filed by Keyarch with the SEC, may be obtained free of charge at the SEC’s website (www.sec.gov) or by writing to Keyarch at: 275 Madison Avenue, 39th Floor, New York, New York 10016. This Current Report on Form 8-K does not contain all the information that should be considered concerning the proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the proposed Transactions. This Current Report on Form 8-K is not a substitute for any registration statement or for any other document that Zooz or Keyarch may file with the SEC in connection with the proposed Transactions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING, AMONG OTHER THINGS, THE BUSINESS COMBINATION AGREEMENT, THE PARTIES THERETO AND THE TRANSACTIONS.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, THE ISRAELI SECURITIES AUTHORITY (“ISA”), OR ANY OTHER REGULATORY AUTHORITY, NOR HAS ANY SECURITIES AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTIONS PURSUANT TO WHICH ANY SECURITIES ARE TO BE OFFERED OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Zooz, Keyarch, and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies from the holders of Keyarch securities in respect of the proposed Transactions. Information regarding Keyarch’s directors and executive officers and their ownership of Keyarch’s securities is set forth in Keyarch’s filings with the SEC. Additional information regarding the interests of the participants in the proxy solicitation will be included in the Registration Statement when it becomes available. These documents can be obtained free of charge from the sources indicated above.

No Solicitation or Offer

This communication and this Current Report on Form 8-K shall not constitute an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities pursuant to the proposed Transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward-Looking Statements

This Current Report on Form 8-K contains, and certain oral statements made by representatives of Keyarch and Zooz and their respective affiliates, from time to time may contain, “forward-looking statements” within the meaning of federal securities laws. Keyarch’s and Zooz’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Keyarch’s and Zooz’s expectations with respect to future performance and anticipated financial impacts of the Transactions, the satisfaction of the closing conditions to the Transactions and the timing of the completion of the Transactions. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside of the control of Keyarch or Zooz and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the inability of the parties to successfully or timely consummate the Transactions, including the risk that any required regulatory or other approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company following the Transactions (the “Company”) or the expected benefits of the Transactions, if not obtained; (ii) the failure to realize the anticipated benefits of the Transactions; (iii) the ability of Keyarch prior to the Transactions, and the Company following the Transactions, to maintain or list, as applicable, the Company’s shares on Nasdaq and TASE, including the ability to meet stock exchange listing standards following the consummation of the proposed Transaction; (iv) costs related to the Transactions; (v) the failure to satisfy the conditions to the consummation of the Transactions, including the approval of the Business Combination Agreement by the shareholders of Keyarch and Zooz, and the satisfaction of the minimum cash requirement of the Business Combination Agreement following any redemptions by Keyarch’s public shareholders; (vi) the risk that the Transactions may not be completed by the stated deadline and the potential failure to obtain an extension of the stated deadline; (vii) the outcome of any legal proceedings that may be instituted against Keyarch or Zooz related to the Transactions; (viii) the attraction and retention of qualified directors, officers, employees and key personnel of Keyarch and Zooz prior to the Transactions, and the Company following the Transactions (ix) the ability of Zooz prior to the Transactions, and the Company following the Transactions, to maintain relationships with its suppliers and customers and the effect of the Transactions on its operating results and businesses in general; (x) the ability of the Company to compete effectively in a highly competitive market; (xi) the ability to protect and enhance Zooz’s corporate reputation and brand; (xii) the impact from future regulatory, judicial, and legislative changes to Zooz’s or the Company’s industry; (xiii) competition from larger technology companies that have greater resources, technology, relationships and/or expertise; (xiv) future financial performance of the Company following the Transactions, including the ability of future revenues to meet projected annual revenues; (xv) the ability of the Company to forecast and maintain an adequate rate of revenue growth and appropriately plan its expenses; (xvi) the ability of the Company to generate sufficient revenue from each of its revenue streams; (xvii) the ability of the Company’s patents and patent applications to protect the Company’s core technologies from competitors; (xviii) the Company’s ability to manage its marketing relationships and realize projected revenues from customers; (xix) the Company’s ability to meet its product and/or service sales targets; (xx) the Company’s ability to execute its business plans and strategy; (xxi) the occurrence of a material adverse change with respect to the financial position, performance, operations or prospects of Keyarch or Zooz; (xxii) the disruption of Zooz’s management’s time from ongoing business operations due to the announcement and consummation of the proposed Transactions; (xxiii) announcements relating to the Transactions having an adverse effect on the market price of Keyarch’s securities and/or Zooz’s securities; (xxiv) risks associated with Zooz being an Israeli company located in Israel and the effect of any judicial reforms, security and terrorist activity in or affecting Israel; (xxv) the lack of a third party valuation in determining whether or not to pursue the proposed Transactions; (xxvi) limited liquidity and trading of Keyarch’s and/or Zooz’s securities; (xxvii) inaccuracies for any reason in the estimates of expenses and profitability and projected financial information for Zooz and/or Keyarch; and (xxviii) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the SEC, the Tel-Aviv Stock Exchange (“TASE”) or the ISA by Keyarch or Zooz. Keyarch and Zooz caution that the foregoing list of factors is not exclusive. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Forward-looking statements relate only to the date they are made, and readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date they are made. Keyarch and Zooz undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made whether as a result of new information, future events or otherwise, subject to applicable law.

Readers are referred to the most recent reports filed with the SEC by Keyarch and, as applicable, Zooz. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and neither Keyarch nor Zooz undertakes any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved.

Item 9.01 Exhibits.

(d)	Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description

2.1	Amendment No. 1 to Business Combination Agreement, dated as of February 9, 2024, by and among Keyarch Acquisition Corporation, Zooz Power Cayman, Keyarch Global Sponsor Limited, and Zooz Power Ltd.

10.1	Amendment No. 1 to Sponsor Letter Agreement, dated as of February 9, 2024, by and among Keyarch Global Sponsor Limited, Keyarch Acquisition Corporation, and Zooz Power Ltd.

10.2	Form of Subscription Agreement by and among Keyarch Acquisition Company, Zooz Power Ltd., and the Subscribers party thereto.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KEYARCH ACQUISITION CORPORATION

	By:	/s/ Kai Xiong
		Name:	Kai Xiong
		Title:	Chief Executive Officer

Dated: February 15, 2024